

October 7, 2010

Ms. Trecia M. Canty
Associate General Counsel-Corporate & Assistant Secretary
Southwestern Energy Company
2350 North Sam Houston Parkway East, Suite 125
Houston, Texas 77032

      Re: Southwestern Energy Company
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 25, 2010
              File No. 1-08246

Dear Ms. Canty:

      We have reviewed your response letter dated August 12, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Certain Relationships and Related Transactions, and Director Independence, page 106 (as incorporated by reference from your Definitive Proxy Statement filed April 6, 2010)

1.   We note your response to comment 7 from our letter dated July 22, 2010. We also note that your proposed disclosure indicates that your related-party transaction policy does not apply to a transaction involving compensation by the company of an immediate family member of a related party. However, it appears that disclosure of your policies and procedures for the review, approval and ratification of such transactions may be required under Item 404(b) of Regulation S-K. Please provide such disclosure, or tell us why you are not required to provide it.

Exhibit 99

2.   We note your response to comment 5 from our letter dated July 22, 2010. However, while Section 1.2 of the SPE 2007 Standards does refer to "generally accepted petroleum engineering and evaluation principles," nowhere does this document list a compilation of such principles. Please omit the reference to "generally accepted petroleum engineering and evaluation principles" in the third party engineering report.

You may contact Kevin Dougherty at (202) 551-3271, or in his absence, Laura Nicholson, at (202) 551-3584 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director